UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Complete Solaria, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

20460L104

(CUSIP Number)

July 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20460L104	Page 2 of 11

1.	Names of Reporting Persons Rodgers, Thurman J.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,607 (1)
	6.	Shared Voting Power 7,070,580 (2)
	7.	Sole Dispositive Power 11,607 (1)
	8.	Shared Dispositive Power 7,070,580 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,082,187
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 2,765 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person.
(2)

Consists of (i) 5,863,367 shares of Common Stock held by Rodgers Massey Revocable Living Trust, of which the Reporting Person is a trustee and (ii) 485,562 shares of Common Stock held by Rodgers Capital, LLC, of which the Reporting Person is a manager, plus 569,770 and 151,881 shares, respectively, of Common Stock issuable upon the exercise of warrants.

(3)	This percentage is calculated based on 43,779,577 shares of Common Stock issued and outstanding as of July 18, 2023, as provided by the Issuer.

CUSIP No. 20460L104	Page 3 of 11

1.	Names of Reporting Persons Rodgers Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 637,443 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 637,443 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 637,443
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 151,881 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person.
(2)	This percentage is calculated based on 43,779,577 shares of Common Stock issued and outstanding as of July 18, 2023, as provided by the Issuer.

CUSIP No. 20460L104	Page 4 of 11

1.	Names of Reporting Persons Rodgers Massey Revocable Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,433,137 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,433,137 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,433,137
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.5% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 569,770 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person.
(2)	This percentage is calculated based on 43,779,577 shares of Common Stock issued and outstanding as of July 18, 2023, as provided by the Issuer.

CUSIP No. 20460L104	Page 5 of 11

Item 1.
	(a)	Name of Issuer Complete Solaria, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 45700 Northport Loop East Fremont, CA 94538

Item 2.
	(a)	Name of Person Filing Thurman J. Rodgers Rodgers Capital, LLC Rodgers Massey Revocable

	(b)	Address of Principal Business Office or, if none, Residence The address of Thurman J. Rodgers, Rodgers Capital, LLC and Rodgers Massey Revocable Living Trust is: 575 Eastview Way, Woodside, CA 94062

	(c)	Citizenship See Row 4 of the cover page for each Reporting Person.

	(d)	Title of Class of Securities Common Stock, $0.0001 par value

	(e)	CUSIP Number 20460L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount beneficially owned as of July 18, 2023:

		Thurman J. Rodgers	7,082,187
		Rodgers Capital, LLC	637,443
		Rodgers Massey Revocable Living Trust	6,433,137

	(b)	Percent of class as of July 18, 2023:

		Thurman J. Rodgers	15.9% (1)

CUSIP No. 20460L104	Page 6 of 11

		Rodgers Capital, LLC	1.5% (1)
		Rodgers Massey Revocable Living Trust	14.5% (1)

	(c)	Number of shares as to which the person has as of July 18, 2023:

		(i) Sole power to vote or to direct the vote:

		Thurman J. Rodgers	11,607
		Rodgers Capital, LLC	0
		Rodgers Massey Revocable Living Trust	0

		(ii) Shared power to vote or to direct the vote:

		Thurman J. Rodgers	7,070,580
		Rodgers Capital, LLC	637,443
		Rodgers Massey Revocable Living Trust	6,433,137

		(iii) Sole power to dispose or to direct the disposition of:

		Thurman J. Rodgers	11,607
		Rodgers Capital, LLC	0
		Rodgers Massey Revocable Living Trust	0

		(iv) Shared power to dispose or to direct the disposition of:

		Thurman J. Rodgers	7,070,580
		Rodgers Capital, LLC	637,443
		Rodgers Massey Revocable Living Trust	6,433,137

(1) This percentage is calculated based on 43,779,577 shares of Common Stock issued and outstanding as of July 18, 2023, as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial
	owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

	Not applicable

CUSIP No. 20460L104	Page 7 of 11

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 20460L104	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2023

Thurman J. Rodgers /s/ Matt Hemington Matt Hemington, Attorney-in-fact

Rodgers Massey Revocable Living Trust

By:	/s/ Thurman J. Rodgers Name: Thurman J. Rodgers Title: Trustee

Rodgers Capital, LLC

By:	/s/ Thurman J. Rodgers Name: Thurman J. Rodgers Its: Manager

CUSIP No. 20460L104	Page 9 of 11

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Thurman J. Rodgers